Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 2, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you of the death of Mr. Enrique Mariano Garda Olaciregui, who served as a regular director of Grupo Financiero Galicia, on December 30, 2019.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.